

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2009

Kent Watts
President, Chief Executive Officer, and Chairman of the Board
Hyperdynamics Corporation
One Sugar Creek Center Boulevard, Suite 125
Sugar Land, TX 77478

> **Re:** **Hyperdynamics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 2, 2008**
> **File No. 1-32490**

Dear Mr. Watts:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Joel Seidner
(281) 667-3292